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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sanderson Farms, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

800013

(Cusip Number)

February 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013			Page 2 of 6 Pages

1.	Name of Reporting Person: Robert Buck Sanderson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 821,595 shares of Common Stock, $1.00 par value per share (“Common Stock”)

		6.	Shared Voting Power: 4 shares of Common Stock

		7.	Sole Dispositive Power: 820,631 shares of Common Stock

		8.	Shared Dispositive Power: 4 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 821,599 shares of Common Stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 800013	Page 3 of 6 Pages

SCHEDULE 13G

Preliminary Statement

This filing by Robert Buck Sanderson relates to shares of the common stock, $1.00 par value per share, of Sanderson Farms, Inc. As of February 25, 2004, Mr. Sanderson may no longer be deemed to beneficially own 5% of the common stock of Sanderson Farms, therefore his obligation to file Schedules 13D or 13G has terminated with this filing. The number of shares that may be deemed to be beneficially owned by Mr. Sanderson is given as of the date of filing of this amended Schedule 13G, and has been adjusted to reflect the 3-for-2 stock split that Sanderson Farms effected on February 26, 2004 through a 50% stock dividend.

Item 1(a).	Name of Issuer:

Sanderson Farms, Inc. (The "Company")

Item 1(b).	Address of Issuer's Principal Executive Offices:

225 N. 13th Avenue
Laurel, Mississippi 39440

Item 2(a).	Name of Person Filing:

Robert Buck Sanderson

Item 2(b).	Address of Principal Business Office or, if none, Residence:

225 N. 13th Avenue
Laurel, Mississippi 39440

Item 2(c).	Citizenship:

United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $1.00 per share.

Item 2(e).	Cusip Number:

800013

CUSIP NO. 800013	13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act.

(b)	[ ] Bank as defined in section 3(a)(6) of the Act.

(c)	[ ] Insurance company as defined in section 3(a)19 of the Act.

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[ ] An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13(d)-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13(d)-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[ ] Group, in accordance with § 240.13(d)-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount Beneficially Owned: 821,599

(b)	Percent of Class: 4.2%

(c)	Number of shares as to which the person has:

(i) sole power to vote or direct the vote: 821,595

(ii) shared power to vote or direct the vote: 4

(iii) sole power to dispose or to direct the disposition of: 820,631

(iv) shared power to dispose or to direct the disposition of: 4

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Of the 821,599 shares reported herein as beneficially owned by the Reporting Person, four are held of record of the Estate of Dewey R. Sanderson, Jr. (the “Estate”), of which the Reporting Person is a co-executor. The Reporting Person disclaims beneficial ownership of those four shares. The co-executors of the Estate have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Company’s common stock that it owns. Also included in the 821,599 shares reported herein as beneficially owned by the Reporting Person are 964 shares allocated to the Reporting Person’s account in the Company’s Employee Stock Ownership Plan (“ESOP”). Upon termination of employment, the participants in the ESOP have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Company’s common stock allocated to their accounts in the ESOP. Until that time, the trustees of the ESOP have such rights and powers.

CUSIP NO. 800013	13G	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 800013	13G	Page 6 of 6 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: March 24, 2004

/s/ Robert Buck Sanderson
Signature

Robert Buck Sanderson
Name/Title